Filed by NuStar Energy L.P.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NuStar GP Holdings, LLC

Commission File No.: 001-32940

NuStar Energy L.P. Announces Private Placement of

$590 Million Series D Cumulative Convertible Preferred Units to EIG and

$10 Million Common Units to William E. Greehey

SAN ANTONIO, June 26, 2018 – NuStar Energy L.P. (NYSE: NS) (the “Partnership”) announced today that it has entered into an agreement to sell approximately $590 million of newly issued Series D Cumulative Convertible Preferred Units representing limited partner interests in the Partnership (the “Preferred Units”) in a private placement to investment funds managed or sub-advised by EIG Management Company, LLC and FS/EIG Advisor, LLC, the advisor to FS Energy & Power Fund (“EIG”). In addition, the Partnership has entered into an agreement to sell approximately $10 million of Common Units to William E. Greehey, Chairman of the Board of Directors (the “Board”) of NuStar GP, LLC, the general partner of the Partnership’s general partner. Neither the sale of the Common Units nor the sale of the Preferred Units is conditioned upon the other. The Partnership expects to use the aggregate net proceeds from the sale of the Preferred Units and the Common Units for general partnership purposes, including the repayment of debt and the funding of growth capital expenditures.

Preferred Unit Offering to EIG

The purchasers will acquire 23,246,650 Preferred Units at a price of $25.38 per Preferred Unit. At the initial closing, scheduled to occur on June 29, 2018, the purchasers will purchase $400 million of Preferred Units. The purchasers have agreed to purchase the balance of the Preferred Units at a second closing, scheduled to occur on July 13, 2018. Each closing of the sale of the Preferred Units is subject to the satisfaction of customary closing conditions.

The terms of the Preferred Units include:

•	Distributions of 9.75% per annum for the first two years, 10.75% per annum for years three through five, and the greater of 13.75% per annum or the common unit distribution rate thereafter.

•	The Preferred Units are convertible into common units representing limited partner interests in the Partnership (the “Common Units”) on a one-for-one basis at the purchasers’ option after two years.

•	The Preferred Units are redeemable by the Partnership after five years, and the purchasers can cause the Partnership to redeem the Preferred Units after 10 years.

•	The Preferred Units will rank pari passu with the Partnership’s outstanding Series A, Series B and Series C Preferred Units and senior to the Partnership’s Common Units, with respect to distribution rights and upon liquidation.

Common Unit Offering to Mr. Greehey

Mr. Greehey will acquire 413,736 Common Units at a price of $24.17 per Common Unit. The Nominating/Governance & Conflicts Committee of the Board approved the issuance and sale of the Common Units to Mr. Greehey, and the closing of the sale of the Common Units is scheduled to occur on June 29, 2018, subject to the satisfaction of customary closing conditions.

“Earlier this year, we launched a step-by-step, comprehensive plan to position NuStar for long-term financial strength and sustainable future growth, and this financing is a key component of that plan,” said Brad Barron, President and Chief Executive Officer of the Partnership. “We are especially gratified by the fact that our Chairman, Bill Greehey, has decided to participate in our financing with his purchase of NuStar common units, further demonstrating his confidence in, and continued support of, our plan.”

“The capital we will raise with this financing, together with the proceeds from our planned sale of approximately $200-400 million of non-core assets, will allow us to accomplish several important objectives, including:

·	Reducing NuStar’s debt and lowering our leverage;
·	Strengthening NuStar’s balance sheet and liquidity; and
·	Funding NuStar’s 2018 and 2019 capital programs.”

“This financing represents a significant milestone in the successful execution of our plan for 2018, which we believe will allow NuStar to successfully de-lever and deliver strong, sustainable distribution coverage. In addition, the financing, combined with asset sales, should satisfy our expected equity needs through 2020, which means we would not anticipate accessing the public equity capital markets until 2021, Barron said.”

The securities offered in the private placements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws.

This press release is neither an offer to sell nor a solicitation of an offer to purchase the securities described herein.

About NuStar Energy L.P. and NuStar GP Holdings, LLC (NYSE: NSH)

The Partnership is a publicly traded master limited partnership based in San Antonio.

NSH is a publicly traded limited liability company that owns the general partner interest, an approximate 11 percent common limited partner interest and the incentive distribution rights in the Partnership.

Important Information for Investors and Unitholders

On February 7, 2018, the Partnership, Riverwalk Logistics, L.P., NuStar GP, LLC, Marshall Merger Sub LLC, a wholly owned subsidiary of the Partnership (“Merger Sub”), Riverwalk Holdings, LLC and NSH entered into an Agreement and Plan of Merger pursuant to which Merger Sub will merge with and into NSH with NSH being the surviving entity, such that the Partnership will be the sole member of NSH following the merger. In connection with the proposed merger, the Partnership has filed a registration statement (Registration No. 333-223671), which includes its preliminary prospectus, a preliminary proxy statement of NSH and other materials, with the Securities and Exchange Commission (the “SEC”). The registration statement was declared effective by the SEC on June 15, 2018. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTNERSHIP, NSH AND THE PROPOSED TRANSACTION. The information in this communication is for informational purposes only and is neither an offer to purchase, nor an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. A definitive proxy statement/prospectus will be sent to unitholders of NSH seeking their approval of the proposed merger. Investors and unitholders may obtain a free copy of the proxy statement/prospectus and other documents (when available) containing important information about the Partnership and NSH through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Partnership will be available free of charge on the Partnership’s website at www.nustarenergy.com under the tab “Investors” or by contacting the Partnership’s Investor Relations at investorrelations@nustarenergy.com. Copies of the documents filed with the SEC by NSH will be available free of charge on NSH’s website at www.nustargpholdings.com under the tab “Investors” or by contacting NSH’s investor relations at investorrelations@nustarenergy.com.

The Partnership and its general partner, the directors and certain of the executive officers of NuStar GP, LLC and NSH and its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of NSH in connection with the proposed merger. Information about the directors and executive officers of NuStar GP, LLC is set forth in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2017 and subsequent statements of changes in beneficial ownership on file with the SEC. Information about the directors and executive officers of NSH is set forth in NSH’s Annual Report on Form 10-K for the year ended December 31, 2017 and subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources listed above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed or to be filed with the SEC.

Forward-Looking Statements

This press release includes “forward-looking statements” as defined by the SEC. All statements, other than statements of historical fact, included herein that address activities, events or developments that the Partnership or NSH expects, believes or anticipates will or may occur in the future, including the expected closings of the sale of the Preferred Units and Common Units, the expected use of the net proceeds from the sale of the Preferred Units and Common Units, and anticipated benefits and other aspects of the proposed merger, are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the merger will not be completed prior to the August 8, 2018 outside termination date, required approvals by unitholders and regulatory agencies, the possibility that the anticipated benefits from the proposed mergers cannot be fully realized, the possibility that costs or difficulties related to integration of the two companies will be greater than expected, the impact of competition and other risk factors included in the reports filed with the SEC by the Partnership or NSH. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, neither the Partnership nor NSH intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Investors:

Chris Russell, Treasurer and Vice President Investor Relations: 210-918-3507

or

Media/Communications:

Mary Rose Brown, Executive Vice President and Chief Administrative Officer: 210-918-2314